Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and nine months ended September 30, 2021

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2020. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Jonathan Comerford”	“Perry Ing”

Jonathan Comerford	Perry Ing

Interim President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

November 9, 2021

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		September 30,	December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash		$42,488	$35,152
Amounts receivable	4	887	797
Prepaid expenses and other		709	2,009
Derivative assets	13	—	23
Inventories	5	112,706	90,506
		156,790	128,487

Restricted cash	16	15,103	15,019
Reclamation deposit		250	250
Derivative assets	13	11	162
Property, plant and equipment	6	452,134	451,411

Total assets		$624,288	$595,329

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16	$40,060	$41,010
Dunebridge revolving credit facility	9 & 16	24,850	31,813
Decommissioning and restoration liability	7	—	2,489
Lease liabilities		232	418
		65,142	75,730

Secured notes payable	8	375,923	374,706
Lease liabilities		336	750
Decommissioning and restoration liability	7	69,943	70,443

Shareholders' equity:
Share capital	11	631,551	631,498
Share-based payments reserve	11	7,463	6,820
Deficit		(527,404)	(565,952)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		112,944	73,700

Total liabilities and shareholders' equity		$624,288	$595,329

Going concern	1
Commitments and contingencies	15 & 16
Subequent event	16

On behalf of the Board:

“Ken Robertson”	“Jonathan Comerford”
Director	Director and Interim President and Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Sales	16	$94,208	$47,337	$223,579	$146,787
Cost of sales:
Production costs	5	43,939	32,494	102,074	117,127
Cost of acquired diamonds		2,860	—	10,594	6,486
Depreciation and depletion		11,880	17,018	28,847	47,482

Earnings (loss) from mine operations		35,529	(2,175)	82,064	(24,308)
Exploration and evaluation expenses		2,286	145	4,248	3,181
Selling, general and administrative expenses	12	3,106	3,392	8,391	9,679

Operating income (loss)		30,137	(5,712)	69,425	(37,168)
Net finance expenses	10	(11,373)	(10,430)	(31,119)	(30,700)
Derivative losses	13	(139)	(1,452)	(161)	(50)
Foreign exchange (losses) gains		(9,861)	11,062	403	(6,345)
Income (loss) before taxes		8,764	(6,532)	38,548	(74,263)
Net income (loss) for the period		$8,764	$(6,532)	$38,548	$(74,263)
Total comprehensive income (loss) for the period		$8,764	$(6,532)	$38,548	$(74,263)

Basic and diluted earnings (loss) per share	11(iv)	($0.04	$(0.03)	$0.18	$(0.35)

Basic weighted average number of shares outstanding		210,493,334	210,417,473	210,491,649	210,401,323
Diluted weighted average number of shares outstanding		212,296,667	210,417,473	212,294,982	210,401,323

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2020		210,392,473	$631,224	$6,111	$(302,523)	$1,334	$336,146
Net loss for the period		—	—	—	(74,263)	—	(74,263)
Share-based payment	11(iii)	—	—	841	—	—	841
Issuance of common shares - restricted share units		25,000	97	(97)	—	—	—
Balance, September 30, 2020		210,417,473	$631,321	$6,855	$(376,786)	$1,334	$262,724

Balance, January 1, 2021		210,490,807	$631,498	$6,820	$(565,952)	$1,334	$73,700
Net income for the period		—	—	—	38,548	—	38,548
Share-based payment	11(iii)	—	—	696	—	—	696
Issuance of common shares - restricted share units		60,000	53	(53)	—	—	—
Balance, September 30, 2021		210,550,807	$631,551	$7,463	$(527,404)	$1,334	$112,944

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$8,764	$(6,532)	$38,548	$(74,263)

Adjustments:
Net finance expenses	11,359	10,407	31,072	30,630
Depreciation and depletion	11,931	17,073	29,007	47,646
Inventory impairment	—	—	—	16,956
Share-based payment expense	266	274	696	841
Derivative losses	139	1,452	161	50
Foreign exchange losses (gains)	9,861	(11,062)	(403)	6,345
	42,320	11,612	99,081	28,205
Changes in non-cash operating working capital:
Amounts receivable	(89)	(1,961)	(89)	(1,338)
Prepaid expenses and other	554	(277)	1,300	332
Inventories	13,829	8,084	(26,877)	(13,227)
Accounts payable and accrued liabilities	(4,709)	3,659	(8,849)	(13,619)
	51,905	21,117	64,566	353
Investing activities:
Restricted cash	(28)	(5,003)	(84)	(5,003)
Interest income	34	18	143	143
Purchase of property, plant and equipment	(8,855)	(10,781)	(27,326)	(26,524)
	(8,849)	(15,766)	(27,267)	(31,384)
Financing activities:
Payment of lease liabilities	(77)	(142)	(343)	(535)
Proceeds from settlement of currency contracts	—	3,019	—	3,019
Provided by revolving credit facility	—	(3,019)	—	32,074
Provided by Dunebridge revolving credit facility*	—	3,019	—	3,019
Provided by Dunebridge term facility	—	—	37,505	—
Repayment of Dunebridge term facility	(25,217)	—	(38,855)	—
Repayment of Dunebridge revolving credit facility	(6,371)	—	(6,371)	—
Financing costs	(1,880)	(1,450)	(20,716)	(19,037)
	(33,545)	1,427	(28,780)	18,540

Effect of foreign exchange rate changes on cash	(1,561)	(120)	(1,183)	1,175
Increase (decrease) in cash	7,950	6,658	7,336	(11,316)
Cash, beginning of period	34,538	16,777	35,152	34,751
Cash, end of period	$42,488	$23,435	$42,488	$23,435

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. During the year ended December 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

As of September 30, 2021, the Company is facing various liquidity challenges as a result of liabilities with maturity dates through December 2022. These include the revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (Note 9 and 16) which matures on March 31, 2022 with a principal amount outstanding of $25,360 and the Senior Secured Notes which mature on December 15, 2022 with a principal amount outstanding of $380,324, in addition to funding ongoing operational and other costs. The Company does not currently believe that sufficient cash flows from operations will be available to discharge these amounts as they come due and has over the past 2 years entered into various financing arrangements with Dunebridge to meet its obligations as they come due. The Company will need to obtain additional financing in the future and/or seek to renegotiate with Dunebridge and the holders of the Senior Secured Notes to extend the maturity dates or amend the underlying payment terms. However, there is no guarantee that such financing will be available, or at terms acceptable to the Company, or that Dunebridge or the holders of the Senior Secured Notes would be willing to renegotiate the amounts in a manner necessary to enable the Company to satisfy its obligations. In addition, the COVID-19 pandemic has impacted the Company’s results from operations and cash flows and despite recent success in dealing with the pandemic, it is possible the Company may be further impacted by COVID-19 in the future. These conditions related to the Company’s operations and current financing constraints represent material uncertainties that result in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Management will seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. Given the challenges related to COVID-19 mentioned above, alternative sources of financing may be required in the near term, in order to fund ongoing operations and debt repayment.

Failure to meet the obligations for cash calls to fund the Company’s share of expenditures at the GK Mine may lead to De Beers Canada Inc. enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on November 9, 2021.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements do not include all the information required for full annual financial statements and therefore should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes to the Company’s financial position and performance since the last annual consolidated financial statements.

The Company has applied the same accounting policies and methods as those described, in the annual consolidated financial statements for the year ended December 31, 2020.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s 49% interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s 49% interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2020.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

4.	AMOUNTS RECEIVABLE

	September 30,	December 31,
	2021	2020
GST/HST receivable	$680	$604
Other receivable	207	193
Total	$887	$797

5.            INVENTORIES

	September 30,	December 31,
	2021	2020
Ore stockpile	$18,233	$9,203
Rough diamonds	45,239	48,036
Supplies inventory	49,234	33,267
Total	$112,706	$90,506

Depreciation and depletion included in inventories at September 30, 2021 is $10,313 (December 31, 2020 - $13,663).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds. Included in the production costs is a net realizable value adjustment for $Nil that was recognized against the rough diamond and ore stockpile inventory for the three and nine months ended September 30, 2021 (Three months ended September 30, 2020 - $Nil, and nine months ended September 30, 2020 - $17 million). The write-down is included in the cost of sales included in the statement of comprehensive income (loss).

Included in inventories and production costs, for the three and nine months ended September 30, 2021 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $9,559 and $30,057 (three and nine months ended September 30, 2020 - $5,751 and $25,622, respectively).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

6.            PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at September 30, 2021 and December 31, 2020 are as follows:

	Property,	Assets under	Property,	Exploration and	Assets under
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2020	$856,334	$730	$90	$168,866	$1,564	$1,027,584
Decommissioning and restoration adjustment	9,777	—	—	278	—	10,055
Additions/transfers*	36,334	5,776	—	—	—	42,110
At December 31, 2020	902,445	6,506	90	169,144	1,564	1,079,749
Decommissioning and restoration adjustment	(2,823)	—	—	—	—	(2,823)
Additions/transfers*	30,663	(594)		—	—	30,069
Disposals	—	—	(90)	—	—	(90)
At September 30, 2021	$930,285	$5,912	$—	$169,144	$1,564	$1,106,905

Accumulated depreciation
At January 1, 2020	$(355,293)	$—	$(23)	$—	$—	$(355,316)
Depreciation and depletion**	(55,643)	—	(13)	—	—	(55,656)
Impairment loss	(217,366)	—	—	—	—	(217,366)
At December 31, 2020	(628,302)	—	(36)	—	—	(628,338)
Depreciation and depletion**	(26,469)	—	(6)	—	—	(26,475)
Disposals	—	—	42	—	—	42
At September 30, 2021	$(654,771)	$—	$—	$—	$—	$(654,771)

Carrying amounts
At December 31, 2020	$274,143	$6,506	$54	$169,144	$1,564	$451,411
At September 30, 2021	$275,514	$5,912	$—	$169,144	$1,564	$452,134

*Included in additions of property, plant and equipment for GK is $20,393 (December 31, 2020 - $28,939) related to deferred stripping of which $878 relates to the depreciation of earthmoving equipment (December 31, 2020 - $1,781).

**Included in depreciation and depletion is $278 of depreciation on the right-of-use assets capitalized under IFRS 16 (December 31, 2020 - $797).

7.	decommissioning and restoration liability

The decommissioning and restoration liability is the addition of the liabilities for both the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at September 30, 2021 and December 31, 2020:

	September 30,	December 31,
	2021	2020
Expected undiscounted cash flows	$63,551	$61,558
Discount rate	1.39%	0.67%
Inflation rate	2.00%	2.00%
Periods	2030	2030

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at September 30, 2021 and December 31, 2020:

	September 30,	December 31,
	2021	2020
Expected undiscounted cash flows	$2,268	$2,268
Discount rate	0.25%	0.25%
Inflation rate	2.00%	2.00%
Periods	2024	2024

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the nine months ended September 30, 2021, and the year ended December 31, 2020, the decommissioning and restoration liability was changed by $(3,463) and $13,364, respectively, resulting from additional disturbance due to ongoing mining activity and changes in discount rates.

The continuity of the decommissioning and restoration liability at September 30, 2021 and December 31, 2020 is as follows:

	GK Mine	KNP	Total
Balance, at January 1, 2020	$56,429	$2,087	$58,516
Change in estimate of discounted cash flows	13,086	278	13,364
Accretion recorded during the period	976	76	1,052
Balance, at December 31, 2020	$70,491	$2,441	$72,932
Less: current portion of decommissioning and restoration liability	2,489	—	2,489
Non-current decommissioning and restoration liability, at December 31, 2020	$68,002	$2,441	$70,443
Change in estimate of discounted cash flows	(3,463)	—	(3,463)
Accretion recorded during the period	469	5	474
Balance, at September 30, 2021	$67,497	$2,446	$69,943
Less: current portion of decommissioning and restoration liability	—	—	—
Non-current decommissioning and restoration liability, at September 30, 2021	$67,497	$2,446	$69,943

8.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million of senior secured notes (“Notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at September 30, 2021, the Company has an obligation for US$299.9 million or $380.3 million Canadian dollar equivalent from the secured notes payable (December 31, 2020 - US$299.9 million or $381.7 million).

	September 30,	December 31,
	2021	2020
Total outstanding secured notes payable	$380,324	$381,674
Less: unamortized deferred transaction costs and issuance discount	(4,401)	(6,968)
Total secured notes payable	$375,923	$374,706

The secured notes payable is carried at amortized cost on the consolidated balance sheet.

Revolving Credit Facility

Concurrent with the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility with the Bank of Nova Scotia (“Scotiabank”) and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF included a commitment fee of between 0.9625% and 1.2375%, and upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum would be charged for the number of days the funds are outstanding. The commitment fee and interest rate varied based on the leverage ratio of the Company at the time. During the second quarter of 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached as of June 30, 2020 and for which a waiver was obtained as at July 3, 2020. In exchange for the waiver, the Company agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million. The Company also agreed to repay or provide alternate financing for the US$25 million by September 30, 2020, rather than the original maturity date of December 15, 2020.

On September 30, 2020, the RCF was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million under the new Dunebridge revolving credit facility (“Dunebridge RCF”) (described in Note 9 below) was advanced to the Company.

9.	dunebridge revolving credit facility and dunebridge term facility

On September 30, 2020, the Company entered into the Dunebridge RCF (Note 16) of up to US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and was initially repayable on September 30, 2021. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants. A default would occur if the Company is unable to make the monthly interest payments, or the principal repayment.

The Dunebridge RCF includes various restrictive covenants which requires that no additional indebtedness be entered into, and no new agreements related to the sale of Diamonds, beyond what currently exists, without prior written approval from Dunebridge.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances outstanding does not exceed US$10 million.

On September 24, 2021, the Dunebridge RCF was extended with the same restrictive covenants described above. The repayment date was extended to March 31, 2022, and an upfront 2% extension fee of US$500,000 was paid. The extension of the Dunebridge RCF was subject to the Dunebridge Term Facility (“Term Facility”) (below) being fully repaid, and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum. On September 29, 2021, the Company made a partial repayment of US$5 million, therefore US$20 million remains outstanding as at September 30, 2021.

	September 30,	December 31,
	2021	2020
Total outstanding Dunebridge revolving credit facility	$25,360	$31,813
Less: unamortized deferred transaction costs	(510)	—
Total Dunebridge revolving credit facility	$24,850	$31,813

The Dunebridge RCF is carried at amortized cost on the consolidated balance sheet.

Dunebridge Term Facility

On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million Term Facility to its existing US$25 million Dunebridge RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility reduced in size to a maximum of US$22 million on July 15, 2021 and matured on December 31, 2021. On May 17, 2021, a US$23 million advance was drawn by the Company, followed by a US$8 million draw in June 2021. The Term Facility contained a cash sweep requirement on the following month’s projected minimum cash balances above US$2 million. The cash sweep is calculated 5 business days after each diamond sale in Antwerp, Belgium and amounts swept could be redrawn without fee.

On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million in June 2021, and US$8.5 million in July 2021. On September 23, 2021, the Company had fully repaid the Term Facility, and in accordance with the Dunebridge RCF extension described above, was terminated.

The Term Facility was carried at amortized cost on the consolidated balance sheet.

Page | 14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

10.	net finance expenses

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Interest income	$34	$18	$143	$143
Accretion expense on decommissioning and restoration liability	(235)	(170)	(474)	(879)
Interest expense	(8,998)	(8,214)	(25,788)	(25,560)
Amortization of deferred financing costs	(2,125)	(868)	(4,835)	(2,578)
Other finance costs*	(49)	(1,196)	(165)	(1,826)
	$(11,373)	$(10,430)	$(31,119)	$(30,700)

*Included in other finance costs for the three and nine months ended September 30, 2021 is $14 and $47 (three and nine months ended September 30, 2020 - $23 and $70, respectively) related to interest on lease liabilities.

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at September 30, 2021 is 210,550,807.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options, restricted share units (“RSU”) and deferred share units (“DSU”) awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to directors and employees of the Company to maximums identified in the Plan.

As at September 30, 2021, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,055,081 shares. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Nine months ended September 30, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	2,455,002	$2.89	3,518,335	$3.26
Granted during the period	1,085,000	0.65	—	—
Expired during the period	(100,000)	6.35	(980,000)	4.29
Forfeited during the period	—	—	(83,333)	2.17
Balance at end of the period	3,440,002	$2.09	2,455,002	$2.89
Options exercisable at the end of the period	1,678,336	$3.33	1,711,669	$3.51

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the three and nine months ended September 30, 2021. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 1,085,000 stock options issued on February 3, 2021 vest 1/3 on February 3, 2022, 1/3 on February 3, 2023 and 1/3 on February 3, 2024.

September 30,
2021
Exercise price	$0.65
Expected volatility	59.38%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0$
Risk-free interest rate	0.46%

The following tables reflect the number of stock options outstanding, the weighted average of stock options outstanding, and the exercise price of stock options outstanding at September 30, 2021.

At September 30, 2021
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	100,000	5.86
December 21, 2022	931	875,002	875,002	3.48
June 30, 2023	203	200,000	200,000	3.30
June 30, 2023	41	40,000	40,000	3.30
December 27, 2024	416	1,040,000	363,334	1.30
February 2, 2026	34	1,085,000	—	0.65
	$2,010	3,440,002	1,678,336	$2.09

The weighted average remaining contractual life of the options outstanding at September 30, 2021 is 2.79 years (December 31, 2020 - 2.72 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to directors and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on the initial grant date on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table shows the RSU awards which have been granted and settled during the period:

	September 30, 2021		December 31, 2020
RSU	Number of units	Weighted average value grant date fair value	Number of units	Weighted average value grant date fair value
Balance at beginning of period	863,333	$1.13	1,065,000	$1.31
Awards and payouts during the period (net):
RSUs awarded	1,000,000	0.64	—	—
RSUs settled and common shares issued	(60,000)	0.89	(98,334)	2.79
RSUs forfeited	—	—	(103,333)	1.36
Balance at end of the period*	1,803,333	$0.87	863,333	$1.13

*As at September 30, 2021, 277,778 RSUs (December 31, 2020, 287,778 RSUs) have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at September 30, 2021 there are no DSUs outstanding.

The share-based payments recognized as an expense for the three and nine months ended September 30, 2021 and 2020 are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Expense recognized in the period
for share-based payments	$266	$274	$696	$841

The share-based payment expense for the three and nine months ended September 30, 2021 and 2020 is included in selling, general and administrative expenses.

iv.	Earnings (loss) per share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Numerator
Net income (loss) for the period	$8,764	$(6,532)	$38,548	$(74,263)
Effect of dilutive securities	184	—	463	—
	$8,948	$(6,532)	$39,011	$(74,263)

Denominator
For basic - weighted average number of shares outstanding	210,493,334	210,417,473	210,491,649	210,401,323
Effect of dilutive securities	1,803,333	—	1,803,333	—
For diluted - adjusted weighted average number of shares outstanding	212,296,667	210,417,473	212,294,982	210,401,323

Earnings (loss) Per Share
Basic	$0.04	$(0.03)	$0.18	$(0.35)
Diluted	$0.04	$(0.03)	$0.18	$(0.35)

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

For the three and nine months ended September 30, 2021, 3,440,002 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (three and nine months ended September 30, 2020 - 2,933,335 stock options and 1,000,000 RSUs).

12.	Selling, general and administrative expenses

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Selling and marketing	$1,171	$1,137	$3,227	$3,256
General and administrative:
Consulting fees and payroll	479	420	1,355	1,350
Share-based payment expense	266	274	696	841
Depreciation	51	55	160	164
Office and administration	248	245	719	629
Professional fees	717	950	1,574	2,494
Promotion and investor relations	(7)	143	50	316
Director fees	116	63	350	181
Transfer agent and regulatory fees	63	99	255	337
Travel	2	6	5	111
	$3,106	$3,392	$8,391	$9,679

13.	Derivative assets and liabilities

The Notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

The following table presents the various derivatives as at September 30, 2021 and December 31, 2020:

	September 30,	December 31,
	2021	2020
Prepayment option embedded derivatives	$11	$185
Current portion of embedded derivatives	—	(23)
Non-current derivative assets	$11	$162

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Loss for the three and nine months ended September 30, 2021 and 2020:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
(Loss) gain on derivative contracts - currency contracts	$—	$(1,456)	$—	$158
(Loss) gain on prepayment option embedded derivative	(139)	4	(161)	(208)
Total	$(139)	$(1,452)	$(161)	$(50)

14.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	Carrying amount				Fair value
September 30, 2021	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$11	$—	$11	$—	$11	$—	$11
	$—	$11	$—	$11
Financial assets not measured at fair value
Cash	$42,488	$—	$—	$42,488	42,488	—	—	42,488
Restricted cash	15,103	—	—	15,103	15,103	—	—	15,103
Amounts receivable	887	—	—	887	887	—	—	887
	$58,478	$—	$—	$58,478
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$40,060	$40,060	40,060	—	—	40,060
Dunebridge revolving credit facility	—	—	24,850	24,850	—	24,850	—	24,850
Secured notes payable	—	—	375,923	375,923	349,864	—	—	349,864
	$—	$—	$440,833	$440,833

	Carrying amount				Fair value
December 31, 2020	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$185	$—	$185	$—	$185	$—	$185
	$—	$185	$—	$185
Financial assets not measured at fair value
Cash	$35,152	$—	$—	$35,152	35,152	—	—	35,152
Restricted cash	15,019	—	—	15,019	15,019	—	—	15,019
Amounts receivable	797	—	—	797	797	—	—	797
	$50,968	$—	$—	$50,968
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$41,010	$41,010	41,010	—	—	41,010
Dunebridge revolving credit facility	—	—	31,813	31,813	—	31,813	—	31,813
Secured notes payable	—	—	374,706	374,706	329,632	—	—	329,632
	$—	$—	$447,529	$447,529

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 8). The financial liabilities relate to the Dunebridge RCF.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

15.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$3,605	$—	$—	$—	$3,605
Gahcho Kué Diamond Mine decommissioning fund	20,000	20,000	—	—	40,000
Dunebridge revolving credit facility - Principal	25,360	—	—	—	25,360
Dunebridge revolving credit facility - Interest	634	—	—	—	634
Notes payable - Principal	—	380,324	—	—	380,324
Notes payable - Interest	30,426	15,213	—	—	45,639
	$80,025	$415,537	$—	$—	$495,562

16.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment and Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated based on the amount of time in each of the second and third years have passed. After three years, the agreement is terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price was determined using the Company’s price book, adjusted for the estimated current underlying market conditions.

As at September 30, 2021, approximately US$49.4 million of run of mine diamonds have been sold to Dunebridge under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. As at September 30, 2021, all of the original diamonds included in the US$49.4 million sold to Dunebridge have been re-sold to third parties. Included in the diamond sales of $223,579 for the nine months ended September 30, 2021, is $10,399 of upside proceeds which has been realized and received related to this Dunebridge agreement. All diamonds related to this contract have now been sold by Dunebridge.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 9). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.

On September 24, 2021, the Dunebridge RCF was extended to March 31, 2022 and an upfront 2% extension fee of US$500,000 was paid. The extension of the Dunebridge RCF was subject to the Term Facility (below) being repaid in full and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum. On September 29, 2021, the Company made a partial repayment of US$5 million, therefore US$20 million remains outstanding as at September 30, 2021.

On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million Term Facility to its existing US$25 million RCF, with first ranking lien terms as described in Note 9. US$31 million was ultimately advanced under the Term Facility. On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million in June 2021, and US$8.5 million in July 2021. On September 23, 2021, the Company had fully repaid the Term Facility, and in accordance with the Dunebridge RCF extension described above, was terminated.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at September 30, 2021, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2020 - $44.1 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet. Subsequent to the quarter ended September 30, 2021, the Company funded $10 million into the decommissioning fund.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The balances as at September 30, 2021 and December 31, 2020 were as follows:

	September 30,	December 31,
	2021	2020
Payable De Beers Canada Inc. as the operator of the GK Mine*	$1,345	$2,789
Payable to De Beers Canada Inc. for interest on letters of credit	66	550
Payable to International Investment and Underwriting	90	—
Revolving credit facility with Dunebridge Worldwide Ltd.**	25,360	31,813
Payable to key management personnel	74	158

*included in accounts payable and accrued liabilities

**does not include $510 of unamortized deferred transaction costs and issuance discount

The transactions for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
The total of the transactions:
International Investment and Underwriting	$30	$—	$90	$—
Remuneration to key management personnel	537	474	1,541	1,475
Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	—	—	10,399	—
Diamonds sold to Dunebridge Worldwide Ltd.	—	36,095	—	66,671
Diamonds sold to De Beers Canada Inc.	2,409	—	7,074	5,551
Diamonds purchased from De Beers Canada Inc.	6,710	2,745	11,538	5,482
Finance costs incurred from De Beers Canada Inc.	33	17	101	159
Finance costs incurred from Dunebridge Worldwide Ltd.	1,825	333	5,659	333
Assets purchased from De Beers Canada Inc.	—	—	—	42
Management fee charged by the Operator of the GK Mine	1,191	1,092	3,573	3,276

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Consulting fees, payroll, director fees, bonus and other short-term benefits	$411	$320	$1,240	$995
Share-based payments	156	154	391	480
	$567	$474	$1,631	$1,475

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the Chief Executive Officer (“CEO”) and Chief Financial Officer.

17.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the CEO who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the Northwest Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

As at and for the three months ended September 30, 2021

	GK Mine	KNP	Total

Sales	$94,208	$—	$94,208
Cost of sales:
Production costs	43,939	—	43,939
Cost of acquired diamonds	2,860	—	2,860
Depreciation and depletion	11,880	—	11,880

Earnings from mine operations	35,529	—	35,529
Exploration and evaluation expenses	68	2,218	2,286
Selling, general and administrative expenses	3,100	6	3,106

Operating income (loss)	32,361	(2,224)	30,137
Net finance expenses	(11,372)	(1)	(11,373)
Derivative losses	(139)	—	(139)
Foreign exchange losses	(9,861)	—	(9,861)

Net income (loss) before taxes	$10,989	$(2,225)	$8,764

Total assets	$453,195	$171,093	$624,288
Total liabilities	$508,023	$3,321	$511,344

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the nine months ended September 30, 2021

	GK Mine	KNP	Total

Sales	$223,579	$—	$223,579
Cost of sales:
Production costs	102,074	—	102,074
Cost of acquired diamonds	10,594	—	10,594
Depreciation and depletion	28,847	—	28,847

Earnings from mine operations	82,064	—	82,064
Exploration and evaluation expenses	326	3,922	4,248
Selling, general and administrative expenses	8,348	43	8,391

Operating income (loss)	73,390	(3,965)	69,425
Net finance expenses	(31,115)	(4)	(31,119)
Derivative losses	(161)	—	(161)
Foreign exchange gains	403	—	403

Net income (loss) before taxes	$42,517	$(3,969)	$38,548

Total assets	$453,195	$171,093	$624,288
Total liabilities	$508,023	$3,321	$511,344

Page | 25

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended September 30, 2020

	GK Mine	KNP	Total

Sales	$47,337	$—	$47,337
Cost of sales:
Production costs	32,494	—	32,494
Depreciation and depletion	17,018	—	17,018

Loss from mine operations	(2,175)	—	(2,175)
Exploration and evaluation expenses	(85)	230	145
Selling, general and administrative expenses	3,377	15	3,392

Operating loss	(5,467)	(245)	(5,712)
Net finance expenses	(10,410)	(20)	(10,430)
Derivative losses	(1,452)	—	(1,452)
Foreign exchange gains	11,062	—	11,062

Net loss before taxes	$(6,267)	$(265)	$(6,532)

Total assets	$623,039	$170,880	$793,919
Total liabilities	$528,922	$2,273	$531,195

Page | 26

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the nine months ended September 30, 2020

	GK Mine	KNP	Total

Sales	$146,787	$—	$146,787
Cost of sales:
Production costs	117,127	—	117,127
Cost of acquired diamonds	6,486	—	6,486
Depreciation and depletion	47,482	—	47,482

Loss from mine operations	(24,308)	—	(24,308)
Exploration and evaluation expenses	827	2,354	3,181
Selling, general and administrative expenses	9,644	35	9,679

Operating loss	(34,779)	(2,389)	(37,168)
Net finance expenses	(30,642)	(58)	(30,700)
Derivative losses	(50)	—	(50)
Foreign exchange losses	(6,345)	—	(6,345)

Net loss before taxes	$(71,816)	$(2,447)	$(74,263)

Total assets	$623,039	$170,880	$793,919
Total liabilities	$528,922	$2,273	$531,195

Page | 27